UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 9/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doeren Mayhew Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Riverway, Suite 1200
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Mailhes 713-860-0215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

200 East Broad St., Ste. 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Mailhes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doeren Mayhew Capital Advisors, LLC, as of September 30, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH DURAN YANEZ
NOTARY PUBLIC
ID# 10309720
State of Texas
Comm. Exp. 11-22-2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOEREN MAYHEW CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

DOEREN MAYHEW CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

elliott davis

Report of Independent Registered Public Accounting Firm

The Members
Doeren Mayhew Capital Advisors, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Doeren Mayhew Capital Advisors, LLC (the Company) as of September 30, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2018.

Greenville, South Carolina
November 30, 2020

DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

Assets		
Cash and cash equivalents	$	584,372
Accounts receivable - trade		30,239
Right of use assets		29,314
Prepaid expenses		4,513
Total assets	$	648,438
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	64,451
Lease liabilities		29,363
Deferred revenue		14,810
Total liabilities		108,624
Member's equity		539,814
Total liabilities and member's equity	$	648,438

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Doeren Mayhew Capital Advisors, LLC (the "Company"), a limited liability company organized in Michigan, is a broker dealer registered with the Securities and Exchange Commision (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on April 9, 2017 upon obtaining its broker-dealer registration. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general advisory services to corporate clients. The Company is 100% owned by DMCA Holdings, LLC.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking Revenues

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services. Revenue from sale transactions is generally computed based on agreed upon percentages of the sales price for businesses sold by the Company and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and at times credited against the final transaction fee, is recognized as billed under the terms of the engagements.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitation for the Internal Revenue Service "IRS" examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed the Federal Deposit Insurance Corporation (FDIC) coverage limits.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Continued

Note 2 - Significant Accounting Policies (Continued)

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Recently Issued Standards

On October 1, 2019, the Company adopted the requirements of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The objective of this ASU, along with several related ASUs issued subsequently, is to increase transparency and comparability between organizations that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance (Topic 840) is the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The most significant change is the requirement to recognize ROU assets and lease liabilities for leases classified as operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

As part of the transition to the new standard, the Company was required to measure and recognize leases that existed at October 1, 2019 using a modified retrospective approach. For leases existing at the effective date, the Company elected the package of three transition practical expedients and therefore did not reassess whether an arrangement is or contains a lease, did not reassess lease classification, and did not reassess what qualifies as an initial direct cost. Additionally, the Company elected, as a practical expedient, to use hindsight for purposes of determining lease term.

The adoption of Topic 842 resulted in the recognition of an operating ROU asset and operating lease liability of $54,127 and $54,127, respectively, as of October 1, 2019.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Continued

Note 3 - Legal Contingencies

The Company is not currently a defendant in litigation incidental to its investment banking business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" (ASC 450). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 4 - Related Parties

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $44,923 for these services during the year. The Company also leases office space from related parties as disclosed in Note 5. The Company had no outstanding obligations to this related party as of September 30, 2020. The Company has also entered into an agreement for this party to provide shared services including IT, accounting, and human resources for $2,000 per month.

Note 5 - Leases

The Company subleases office space in Houston, Texas and Troy, Michigan from a related party. Total rent expense was $27,073 for the year ended September 30, 2020, all of which was paid to related parties.

As of September 30, 2020, the future minimum lease payments under the current leases are as follows:

Years Ending September 30,	Amount
2021	$ 26,560
2022	3,542

On October 1, 2019, the Company adopted a new accounting standard which required the recognition of certain operating leases on our balance sheet as right-of-use assets and related operating lease liabilities (see Note 2). At September 30, 2020, the operating lease right of use asset amounted to $29,314 and the operating lease liability amounted to $29,363. The operating lease liability was initially determined using a discount rate of 4.00%.

Note 6 - Subsequent Events

On March 10, 2020, the World Health Organization declared the outbreak of the 2019 novel coronavirus (or "COVID-19") a pandemic, which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences. The rapid development and fluidity of this situation precludes any prediction as the ultimate impact of the COVID-19 outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The Company has evaluated all events and transactions that occurred after September 30, 2020 through November 25, 2020, the date the financial statements were available to be issued.

*** * *End of Notes * * ***